UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 11, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

10 May 2010

Novo Nordisk A/S – Share repurchase programme

On 27 April 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.5 billion in the period from 27 April 2010 to 3 August 2010.

Since the announcement as of 4 May 2010, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	382,500		174,399,750
04 May 2010	95,000	479.4480	45,547,560
05 May 2010	70,000	471.9645	33,037,515
06 May 2010	100,000	466.3680	46,636,800
07 May 2010	135,000	453.2939	61,194,677
Accumulated under the programme	782,500		360,816,302

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 158,600 B shares in the period from 4 May 2010 to 7 May 2010. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 35,580,122 treasury shares, corresponding to 5.7% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Company Announcement no 25 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Elin K Hansen Tel: (+45) 4442 3450 ekh@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

In North America: Sean Clements Tel: (+1) 609 514 8316 secl@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 25 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MAY 11, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer